

Mail Stop 7010

October 4, 2007

Via U.S. mail and facsimile

Mr. Steven Novik
Chief Financial Officer
The Jones Financial Companies, L.L.L.P.
12555 Manchester Road
Des Peres, MO 63131

      RE: Form 10-K for the fiscal year ended December 31, 2006
              File No. 000-16633

Dear Mr. Novik:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant at (202) 551-3692.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief